

News Release

Cory T. Walker
Chief Financial Officer
(386) 239-7250

July 18, 2005

BROWN & BROWN, INC.
SECOND QUARTER RESULTS ACHIEVE NEW RECORDS
FOR REVENUES AND INCOME

(Daytona Beach and Tampa, Florida) . . . Brown & Brown, Inc. (NYSE:BRO) announced net income for the second quarter of 2005 of $37,033,000, or $0.53 per share, an increase of 15.2% from the $32,153,000, or $0.46 per share, reported for the quarter ended June 30, 2004. Total revenue for the quarter ended June 30, 2005 was $195,931,000, compared with 2004 second-quarter revenue of $157,942,000 an increase of 24.1%.

Total revenue for the first half of 2005 was $398,305,000, compared with six months ended June 30, 2004 revenue of $323,507,000, up 23.1%. Net income for the first six months of 2005 was $80,051,000, versus $68,501,000 during the comparable 2004 period, an increase of 16.9%. Net income per share for the six months ended June 30, 2005 was $1.15, versus the $0.99 per share posted during the same 2004 period, an increase of 16.2%.

J. Hyatt Brown, Chairman and CEO, noted, "We continue to be quite pleased with the results generated by our outstanding team of insurance professionals. These results are even more impressive given the softening and compression of insurance premium rates in virtually all parts of the country. In some regions, such as Florida, this decline in rates is being slightly offset by an increase in business exposure units, created by an improving economy. We anticipate that we will continue to meet the challenge of these market changes as they arise."

President and Chief Operating Officer Jim W. Henderson added, "We completed two small transactions in the second quarter that increased our annualized acquired revenue to approximately $94 million for the first six months of 2005. We continue to be pleased with the number and quality of acquisition prospects in the pipeline. As the market continues to soften, it requires us to be even more vigilant in evaluating the long-term sustainability of the margins and earning power of each acquisition candidate."

Brown & Brown, Inc. and its subsidiaries offer a broad range of insurance and reinsurance products and services, as well as risk management, third party administration, and managed health care programs. Providing service to business, public entity, individual, trade and professional association clients nationwide, the

Company is ranked by *Business Insurance* magazine as the United States' eighth largest independent insurance intermediary. The Company's Web address is www.bbinsurance.com.

This press release may contain certain may contain certain statements relating to future results which are forward-looking statements, including those relating to continuing our revenue, earnings and operating growth, as well as identifying and consummating attractive acquisition opportunities. These statements are not historical facts, but instead represent only the Company's current belief regarding future events, many of which, by their nature, are inherently uncertain and outside of the Company's control. It is possible that the Company's actual results, financial condition and achievements may differ, possibly materially, from the anticipated results, financial condition and achievements contemplated by these forward-looking statements. Further information concerning the Company and its business, including factors that potentially could materially affect the Company's financial results and condition, as well as its other achievements, are contained in the Company's filings with the Securities and Exchange Commission. Some factors include: general economic conditions around the country; downward commercial property and casualty premium pressures; the competitive environment; the integration of the Company's operations with those of businesses or assets the Company has acquired or may acquire in the future and the failure to realize the expected benefits of such integration; the potential occurrence of a disaster that affects certain areas of the States of Arizona, California, Florida, Georgia, New Jersey, New York, Pennsylvania and/or Washington, where significant portions of the Company's business are concentrated; the actual costs of resolution of contingent liabilities; those factors relevant to Brown & Brown's consummation and integration of announced acquisitions, including any matters analyzed in the due diligence process, material adverse changes in the customers of the companies whose operations are acquired, and material adverse changes in the business and financial condition of either or both companies and their respective customers; and the cost and impact on the Company of previously disclosed litigation initiated against the Company and regulatory inquiries regarding industry and Company practices with respect to compensation received from insurance carriers. All forward-looking statements made during any conference call or web cast are made only as of the date of such conference call and web cast, and we do not undertake any obligation to publicly update or correct any forward-looking statements to reflect events or circumstances that subsequently occur or of which we hereafter become aware.

Brown & Brown, Inc.
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)
(unaudited)

	For the Three Months Ended June 30		For the Six Months Ended June 30	
	2005	**2004**	**2005**	**2004**
REVENUES				
Commissions and fees	$192,738	$156,749	$393,053	$321,063
Investment income	1,524	333	2,489	1,021
Other income, net	1,669	860	2,763	1,423
Total revenues	195,931	157,942	398,305	323,507
EXPENSES				
Employee compensation and benefits	94,100	76,270	184,484	152,552
Non-cash stock grant compensation	788	665	1,679	1,510
Other operating expenses	25,980	19,983	53,122	41,379
Amortization	8,357	5,483	15,892	10,300
Depreciation	2,527	2,269	4,894	4,423
Interest	3,711	743	7,253	1,454
Total expenses	135,463	105,413	267,324	211,618
Income before income taxes	60,468	52,529	130,981	111,889
Income taxes	23,435	20,376	50,930	43,388
Net income	$ 37,033	$ 32,153	$ 80,051	$ 68,501
Net income per share:				
Basic	$0.54	$0.47	$1.16	$1.00
Diluted	$0.53	$0.46	$1.15	$0.99
Weighted average number of shares outstanding:				
Basic	69,156	68,790	69,159	68,736
Diluted	69,738	69,370	69,724	69,283
Dividends declared per share	$0.08	$0.07	$0.16	$0.14

Brown & Brown, Inc.
INTERNAL GROWTH SCHEDULE
Core Commissions and Fees[1]
Three Months Ended June 30, 2005
(in thousands)
(unaudited)

	Quarter Ended 6/30/05	Quarter Ended 6/30/04	Total Net Change	Total Net Growth %	Less Acquisition Revenues	Internal Net Growth %
Florida Retail	$ 40,989	$ 35,928	$ 5,061	14.1%	$ 1,827	9.0%
National Retail	51,541	47,225	4,316	9.1%	4,452	(0.3)%
Western Retail	25,830	28,802	(2,972)	(10.3)%	113	(10.7)%
Total Retail	118,360	111,955	6,405	5.7%	6,392	0.0%
Professional Programs	9,515	10,087	(572)	(5.7)%	-	(5.7)%
Special Programs	20,335	14,659	5,676	38.7%	3,768	13.0%
Total Programs	29,850	24,746	5,104	20.6%	3,768	5.4%
Brokerage	34,077	8,322	25,755	309.5%	24,117	19.7%
TPA Services	6,449	6,086	363	6.0%	-	6.0%
Total Core Commissions and Fees [1]	$188,736	$151,109	$37,627	24.9%	$34,277	2.2%

Reconciliation of Internal Growth Schedule
to Total Commissions and Fees
Included in the Consolidated Statements of Income
for the Three Months Ended June, 2005 and 2004
(in thousands)
(unaudited)

	Quarter Ended 6/30/05	Quarter Ended 6/30/04
Total core commissions and fees[1]	$188,736	$151,109
Contingent commissions	4,002	3,522
Divested business	-	2,118
Total commission & fees	$192,738	$156,749

[1]   Total core commissions and fees are our total commissions and fees less (i) contingent commissions (revenue derived from special revenue-sharing commissions from insurance companies based upon the volume and the growth and/or profitability of the business placed with such companies during the prior year), and (ii) divested business (commissions and fees generated from offices, books of business or niches sold by the Company or terminated).

Brown & Brown, Inc.
CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)
(unaudited)

	June 30, 2005	December 31, 2004
ASSETS		
Current assets:		
Cash and cash equivalents	$ 42,940	$ 188,106
Restricted cash and investments	236,504	147,483
Short-term investments	2,831	3,163
Premiums, commissions and fees receivable	217,209	172,395
Other current assets	24,280	28,819
Total current assets	523,764	539,966
Fixed assets, net	38,489	33,438
Goodwill	523,610	360,843
Amortizable intangible assets, net	363,543	293,009
Investments	7,940	9,328
Other assets	10,090	12,933
Total assets	$1,467,436	$1,249,517
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LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Premiums payable to insurance companies	$ 370,431	$242,414
Premium deposits and credits due customers	24,002	32,273
Accounts payable	20,744	16,257
Accrued expenses	52,994	58,031
Current portion of long-term debt	49,699	16,135
Total current liabilities	517,870	365,110
Long-term debt	220,246	227,063
Deferred income taxes, net	25,555	24,859
Other liabilities	9,078	8,160
Shareholders' equity:		
Common stock, par value $0.10 per share; authorized 280,000 shares; issued and outstanding 69,143 at 2005 and 69,159 at 2004	6,914	6,916
Additional paid-in capital	189,371	187,280
Retained earnings	494,649	425,662
Accumulated other comprehensive income	3,753	4,467
Total shareholders' equity	694,687	624,325
Total liabilities and shareholders' equity	$1,467,436	$1,249,517
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